Exhibit 3.1

Execution Version

AMENDMENT NO. 3 TO THE SECOND AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

DCP MIDSTREAM PARTNERS, LP

This Amendment No. 3 (this “Amendment”) to the Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated effective as of November 1, 2006 (as amended previously through the date hereof, the “Partnership Agreement”), is entered into and is effective as of January 1, 2017, by DCP Midstream GP, LP, a Delaware limited partnership (the “General Partner”), in its capacity as the general partner of the Partnership, pursuant to the authority granted to the General Partner in Article XIII of the Partnership Agreement, and in its individual capacity as the sole holder of the Incentive Distribution Rights. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

A. The Partnership and DCP Midstream Operating, LP, a Delaware limited partnership (the “Operating Partnership”), have entered into a Contribution Agreement (the “Contribution Agreement”) with DCP Midstream, LLC, a Delaware limited liability company (“HoldCo”), pursuant to which HoldCo will contribute to the Operating Partnership the Contributions (as such term is defined in the Contribution Agreement) in exchange for the Consideration (as defined in the Contribution Agreement), including newly issued Common Units, General Partner Units and Incentive Distribution Rights in the amounts and on the terms and conditions set forth in the Contribution Agreement;

B. The Partnership owns, directly or indirectly, 100% of the limited partner interests and general partner interests of Operating Partnership;

C. HoldCo has agreed in the Contribution Agreement to cause the General Partner, in its individual capacity and as the sole holder of the Incentive Distribution Rights, to enter into this Amendment;

D. The amendment of Section 6.1(d)(viii) of the Partnership Agreement that is provided for in this Amendment is a condition to the obligation of HoldCo to consummate the Closing (as such term is defined in the Contribution Agreement);

E. Section 5.6 of the Partnership Agreement provides that (1) the Partnership may issue additional Partnership Securities for any Partnership purpose at any time and from time to time to such Persons and for such consideration and on such terms and conditions as the General Partner shall determine, all without the approval of any Limited Partner, and (2) the General Partner shall take all actions that it determines to be necessary or appropriate in connection with all additional issuances of, and is authorized and directed to do all things that it determines to be necessary or appropriate in connection with any future issuance of, Partnership Securities pursuant to the terms of the Partnership Agreement;

F. Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

G. Section 13.1(g) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect an amendment that the General Partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6 of the Partnership Agreement, including any amendment that the General Partner determines is necessary or appropriate in connection with any modifications to the Incentive Distribution Rights made in connection with the issuance of Partnership Securities pursuant to Section 5.6 of the Partnership Agreement provided that the modifications to the Incentive Distribution Rights and the related issuance of Partnership Securities have received Special Approval;

H. The General Partner has determined that this Amendment does not adversely affect the Limited Partners in any material respect and that this Amendment is necessary and appropriate in connection with the issuance of the Common Units, General Partner Units and Incentive Distribution Rights pursuant to the Contribution Agreement; and

I. This Amendment and the issuance of the Common Units, General Partner Units and Incentive Distribution Rights pursuant to the Contribution Agreement have received Special Approval.

AMENDMENT

NOW, THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. Amendments to Section 1.1 of the Partnership Agreement.

(a) Section 1.1 of the Partnership Agreement is hereby amended to add the following definitions:

“Annual Giveback Amount” means, with respect to any fiscal year of the Partnership, (a) if the Total Annual Distributions exceed the Distributable Cash Flow for such fiscal year, the lesser of (i) an amount equal to (A) the Total Annual Distributions with respect to such fiscal year minus (B) the Distributable Cash Flow with respect to such fiscal year and (ii) $100,000,000, or (b) if the Total Annual Distributions are less than or equal to the Distributable Cash Flow for such fiscal year, zero.

“Commercial Operation Date” means, with respect to any Qualified Project, the date on which such Qualified Project is substantially complete and commercially operable, as determined by the General Partner.

“Distributable Cash Flow” means, with respect to any fiscal year of the Partnership, the sum of (a) the amount of distributable cash flow determined for such fiscal year by the General Partner in accordance with the methodology used to determine the Partnership’s “Distributable Cash Flow” as set forth in the Partnership’s most recent public filing with the Commission under the Securities Exchange Act, as of the relevant determination date, in which such measure has been included, plus (b) the Qualified Project Interest Expense for each Qualified Project for such fiscal year. For purposes of determining the amount of Qualified Project Interest Expense to be added to Distributable Cash Flow in any fiscal year, the Qualified Project Interest Expense for a Qualified Project shall be prorated such that it begins on the date that the indebtedness giving rise to such Qualified Project Interest Expense was incurred and ends on the Commercial Operation Date of such Qualified Project, as determined by the General Partner.

“Excluded Unit” means any Partnership Security issued on or after January 1, 2017, if the net proceeds from the issuance of such Partnership Security have been or will be used to pay for, finance or refinance a Qualified Project, as determined by the General Partner; provided, that a Partnership Security shall cease to be an Excluded Unit on the first day of the first Quarter commencing after the Commercial Operation Date of the Qualified Project for which such Partnership Security was issued.

“Fourth Quarter IDR Distribution Amount” means, with respect to the Quarter ending December 31 of any fiscal year of the Partnership, an amount equal to (a) the sum of (i) the amount of cash distributable to the holders of the Incentive Distribution Rights with respect to such Quarter pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v) (before giving effect to Section 6.4(c)(ii)) plus (ii) the Specified Reductions for the first three Quarters of such fiscal year, if any, minus (b) the Annual Giveback Amount with respect to such fiscal year.

“Fourth Quarter IDR Return Amount” means, with respect to the Quarter ending December 31 of any fiscal year of the Partnership, if the Fourth Quarter IDR Distribution Amount for such Quarter (a) is negative, then the lesser of (i) the absolute value of the Fourth Quarter IDR Distribution Amount and (ii) the amount of cash previously distributed to the holders of Incentive Distribution Rights with respect to such fiscal year (after giving effect to Section 6.4(c)) or (b) is positive, then zero.

“Qualified Project” means the construction or expansion of any capital project of the Partnership or any of its Subsidiaries that commences construction or expansion on or after January 1, 2017, and the aggregate capital cost of which exceeds $10,000,000.

“Qualified Project Interest Expense” means interest expense to the extent attributable to indebtedness of the Partnership or any Group Member the net proceeds of which have been or will be used to pay for, finance or refinance a Qualified Project, as determined by the General Partner.

“Specified Reduction” means, for any Quarter, an amount established by the General Partner with respect to such Quarter; provided, that if no such amount is established by the General Partner with respect to such Quarter, then the amount shall be $20,000,000 for such Quarter; provided, further, that if such amount exceeds the amount that would otherwise be distributable to holders of the Incentive Distribution Rights with respect to such Quarter (before giving effect to any reduction in Section 6.4(c)(i)), then the Specified Reduction shall be the amount otherwise distributable to the holders of the Incentive Distribution Rights with respect to such Quarter (before giving effect to any reduction in Section 6.4(c)(i)); provided, further, that the aggregate Specified Reductions shall not exceed $100,000,000 in any fiscal year.

“Total Annual Distributions” means, with respect to any fiscal year of the Partnership, the aggregate amount of cash distributed to holders of Partnership Securities with respect to such fiscal year (other than cash distributed to (i) holders of Excluded Units and (ii) holders of Incentive Distribution Rights to the extent attributable to the cash distributed to holders of such Excluded Units); provided, that if the aggregate distribution amount per Common Unit for any Quarter in such fiscal year is not $0.78, then the Total Annual Distributions shall be calculated as if the aggregate distribution amount per Common Unit for each such Quarter were $0.78.

(b) Section 1.1 of the Partnership Agreement is hereby amended to amend and restate the following definition:

“Incentive Distributions” means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii), 6.4(b)(iii), (iv) and (v) and Section 6.4(c)(ii).

“Incentive Distribution Right” means (a) at all times prior to 12:01 a.m. Houston, Texas time on January 1, 2017, a non-voting Limited Partner Interest issued to the General Partner in connection with the transfer of all of its interests in DCP Assets Holdings, LP to the Partnership pursuant to the Contribution Agreement (the “Contributed IDRs”), and (b) from and after 12:01 a.m. Houston, Texas time on January 1, 2017, a non-voting Limited Partner Interest issued to the General Partner pursuant to that certain Contribution Agreement (the “2016 Contribution Agreement”), dated as of December 30, 2016, among DCP Midstream, LLC, the Partnership and the Operating Partnership (the “Newly Issued IDRs”), in the case of clauses (a) and (b), which Limited Partner Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). In accordance with the 2016 Contribution Agreement, at Closing (as defined in the 2016 Contribution Agreement), the Contributed IDRs shall be cancelled and the Newly Issued IDRs shall be issued by the Partnership to the General Partner. Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

2. Amendments to Section 6.1 of the Partnership Agreement. Section 6.1(d)(viii) of the Partnership Agreement is hereby amended and restated to read in its entirety:

(viii) Nonrecourse Liabilities. For purposes of Treasury Regulation Section 1.752-3(a)(3), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (A) the amount of Partnership Minimum Gain and (B) the total amount of Nonrecourse Built-in Gain shall be allocated (x) first, to those Partners that contributed property to the Partnership (or a predecessor of which contributed property to the Partnership) in proportion to and to the extent of the amount by which each such Partner’s share of any Section 704(c) built-in gains (including, for the avoidance of doubt, reverse Section 704(c) gains) exceeds such Partner’s share of Nonrecourse Built-in Gain (provided, that Nonrecourse Liabilities of the Partnership shall be allocated under this clause (x) to any particular Partner only to the extent necessary to ensure that such Partner is allocated sufficient Nonrecourse Liabilities of the Partnership to avoid such Partner’s recognizing gain under Section 731(a)), and (y) second, among the Partners in accordance with their Percentage Interests.

3. Amendments to Section 6.4 of the Partnership Agreement. Section 6.4 of the Partnership Agreement is hereby amended by adding new subsections (c) and (d) to such Section as follows:

(c) Notwithstanding anything to the contrary in Section 6.4, for a period of twelve (12) consecutive Quarters commencing with the Quarter ending March 31, 2017 and ending with the Quarter ending December 31, 2019, aggregate quarterly distributions, if any, to holders of the Incentive Distribution Rights pursuant to Sections 6.4(a)(v), (vi) and (vii) and 6.4(b)(iii), (iv) and (v) with respect to such Quarters shall be reduced or increased as follows; provided, that the Incentive Distributions for any Quarter shall never be less than zero:

(i) For each of the Quarters ending March 31, June 30 and September 30, the amount of cash distributable to holders of the Incentive Distribution Rights with respect to such Quarter shall be reduced, Pro Rata, by the Specified Reduction for such Quarter, if any; and

(ii) For each of the Quarters ending December 31, the amount of cash distributable to holders of the Incentive Distribution Rights with respect to such Quarter shall be (A) reduced to zero if the Fourth Quarter IDR Distribution Amount for such Quarter is negative or (B) reduced or increased to the extent necessary so that such amount equals the Fourth Quarter IDR Distribution Amount for such Quarter if such amount is positive.

(d) Notwithstanding anything to the contrary set forth in this Agreement, for each of the Quarters ending December 31, 2017, 2018 and 2019, the holders of the Incentive Distribution Rights shall pay, Pro Rata, to the Partnership cash in the amount of the Fourth Quarter IDR Return Amount for such Quarter, if any, on the date that the Partnership distributes Available Cash with respect to such Quarter. Any amount paid to the Partnership pursuant to this Section 6.4(d) shall be treated for tax purposes as an adjustment to the amount of distributions attributable to the Incentive Distribution Rights made to such holder in the taxable year such payment occurs.

4. Amendments to Section 6.8 of the Partnership Agreement. Section 6.8 of the Partnership Agreement is hereby amended and restated as follows:

Section 6.8 Special Provisions Relating to the Holders of Incentive Distribution Rights. Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Article III and Article VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, except as provided by law, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(v), (vi) and (vii), Section 6.4(b)(iii), (iv) and (v), Section 6.4(c) and Section 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

5. Newly Issued IDRs. The Newly Issued IDRs (as defined in the Contribution Agreement) shall have the same legal, economic and other rights that the Contributed IDRs (as defined in the Contribution Agreement) had immediately prior to the Closing (as defined in the Contribution Agreement) except as otherwise expressly provided in this Amendment or in any future amendment to the Partnership Agreement.

6. Consent of Holder of Incentive Distribution Rights. The General Partner, in its individual capacity as the sole holder of the Incentive Distribution Rights, hereby consents to and approves this Amendment.

7. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect. All references in the Partnership Agreement to the “Agreement” shall be deemed to mean the Partnership Agreement as amended by this Amendment.

8. Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.

9. Invalidity of Provision. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

DCP MIDSTREAM GP, LP in its capacity as the general partner of DCP Midstream Partners, LP and in its individual capacity as the sole holder of the Incentive Distribution Rights

By:	DCP MIDSTREAM GP, LLC its General Partner

By:	/s/ Michael S. Richards
Name:	Michael S. Richards
Title:	Vice President, General Counsel and Secretary

[Signature Page to Third Amendment to Second A&R LP Agreement of DPM]